Filed by Yodlee, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Yodlee, Inc.

Commission File No.: 001-36639

Envestnet and Yodlee, a Synergistic Combination

Customer and Partner FAQ

08.27. 2015

On 10 August 2015, Envestnet, Inc., a provider of unified wealth management technologies and services for financial advisors, announced a definitive agreement to acquire Yodlee, Inc., the leading cloud-based platform driving digital financial innovation. The proposed transaction is expected to close in the fourth quarter of 2015 or in the first quarter of 2016. Envestnet’s and Yodlee’s cloud-based networks will combine to create a financial technology network which connects individuals, advisors, and financial services providers, enabling high levels of engagement and delivery of highly informed, insight-driven recommendations.

This synergistic combination brings together two highly innovative companies that share the same vision: enabling a high level of wealth management customer engagement and simplifying the financial lives of the billions of consumers and multitude of small- to medium-sized business owners around the world. Yodlee’s ability to bring financial data together in new ways to drive innovative digital financial solutions and deliver critical data insights will strengthen Envestnet’s wealth management solutions and provide a holistic view of an individual’s financial profile that extends financial planning capabilities. As a result, every element of the financial advice process will be enhanced.

The strategic acquisition of Yodlee and its leading cloud-based digital financial platform, APIs for financial institutions and financial technology innovators, ecosystem of digital financial apps, and advanced data analytics and Envestnet’s leading wealth management technology and services platform and network of advisors, investment managers and custodial partners for financial advisors is expected to fuel new growth opportunities for both companies around the world. Importantly, this business combination will also provide Yodlee with additional resources to increase the value it is able to deliver to customers and partners through continued product innovation.

Who is Envestnet?

Envestnet, Inc. (NYSE: ENV) is a leading provider of unified wealth management technology and services to financial advisors.

What is the rationale for the transaction between Yodlee and Envestnet?

Combining Envestnet and Yodlee’s cloud-based networks will create the industry’s only] financial technology network which connects individuals, advisors, and financial services providers and enables an unprecedented level of engagement. This will, in turn, enable the delivery of one of the most informed, insight-driven recommendations.

The Yodlee acquisition brings Envestnet new data aggregation, digital financial services, and data analytics capabilities and positions it to lead the development of emerging digital capabilities for financial services, especially, the wealth management market. Envestnet envisions accomplishing this by combining Yodlee’s data aggregation platform, APIs for financial institutions and financial technology innovators, digital financial apps, and data analytics with its expansive multi-channel and multi-portal wealth management platform.

How does Yodlee fit into Envestnet’s business?

The combination accelerates the transformation of financial technology by delivering better relationships and greater lifetime value by connecting financial advisors, individuals, and financial services providers around the world. The companies have conveyed that they will enhance existing Yodlee bank, API, and data analytics services by integrating with Envestnet’s custodial data and enrichment resources.

Additionally, Yodlee’s APIs for financial institutions and financial technology innovators, ecosystem of digital financial apps, and data analytics are a strong complement to Envestnet’s expansive wealth management portfolio, advisor network, and data analytics solutions.

Customers and Partners

Can I still purchase Yodlee products and services?

Yes, nothing fundamentally changes, and you can still purchase Yodlee’s products and services.

The companies also stated that Yodlee’s organization will remain largely independent and led by its current management team in Redwood Shores, CA – a process similar to what Envestnet has historically done with strategic acquisitions to strengthen their competitive profiles, facilitate continued product innovation and growth, and ensure business continuity and minimal disruptions to business activities.

Should Yodlee customers continue to call Yodlee’s customer support?

As far as your experience with Yodlee, nothing fundamentally changes. You can continue to contact Yodlee’s service and sales teams for the support you need.

The companies also stated that Yodlee’s organization will remain largely independent and led by its current management team in Redwood Shores, CA – a process similar to what Envestnet has historically done with strategic acquisitions to strengthen their competitive profiles, facilitate continued product innovation and growth, and ensure business continuity and minimal disruptions to business activities.

How is the transaction between Yodlee and Envestnet expected to benefit customers?

This business combination will provide Yodlee with additional resources to enhance and accelerate product delivery that will increase the value Yodlee is able to deliver to its customers and partners through continued product and data innovations.

Will this affect our business relationship with you?

First, until the transaction is complete, Yodlee and Envestnet will continue to operate their businesses independently. For customers, it is business as usual and nothing about our relationship will change. Yodlee will continue to offer their full suite of products and solutions. Customers can look forward to accelerated value with enhanced share data and functionality.

Secondly, the companies also stated that Yodlee’s organization will remain largely independent and led by its current management team in Redwood Shores, CA – a process similar to what Envestnet has historically done with strategic acquisitions to strengthen their competitive profiles, facilitate continued product innovation and growth, and ensure business continuity and minimal disruptions to business activities.

Does this provide us with an opportunity for new business?

The combined company’s cloud-based network will create a high level of engagement between the financial advisors and investors, enabling them to deliver the most informed recommendations through greater insights. The integrated suite of Envestnet’s wealth management solutions will be available as early as possible after the transaction is closed. The transaction is also expected to widen the combined company’s reach and strategic partnership potential.

This business combination will provide Yodlee with additional resources to enhance and accelerate product delivery that will increase the value we are able to deliver to our customers and partners through continued product and data innovations.

How will this transaction impact Yodlee’s product roadmap?

This business combination will provide Yodlee with additional resources to enhance and accelerate product delivery that will increase the value we are able to deliver to our customers and partners through continued product and data innovations.

When is the transaction expected to close?

The transaction is expected to close in the fourth quarter of 2015 or in the first quarter of 2016, subject to customary closing conditions, as well as approval by Yodlee stockholders. Envestnet and Yodlee will continue to operate independently until the transaction closes.

Additional Information and Where to Find It

In connection with the proposed merger, Envestnet, Inc. (“Envestnet”) intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Envestnet common stock to be issued in the merger, and Envestnet and Yodlee, Inc. (“Yodlee”) intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Envestnet or Yodlee may file with the SEC or send to stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENVESTNET, YODLEE AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by Envestnet and Yodlee with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Envestnet Investor Relations at investor.relations@envestnet.com or by telephone at (312) 827-3940 or by contacting Yodlee Investor Relations at http://ir.yodlee.com/contactus.cfm or by telephone at (650) 980-3600. The content of any website referenced above is not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Envestnet and Yodlee and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Envestnet or Yodlee security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Yodlee’s executive officers and directors is included in Yodlee’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on April 10, 2015, and information regarding Envestnet’s executive officers and directors is included in Envestnet’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on April 13, 2015 , and Envestnet’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Free copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Envestnet and Yodlee have interests in the transaction that may differ from the interests of Envestnet and Yodlee stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

Forward Looking Statements

Except for historical information contained herein, the matters discussed in this document are forward-looking statements about the benefits of the transaction involving Envestnet and Yodlee, including future financial and operating results and the combined company’s plans, objectives, expectations and intentions. These uncertainties may cause our actual future results to be materially different from those discussed in forward-looking statements. These risks and uncertainties include the ability of the parties to complete the Merger; the parties’ ability to obtain regulatory approvals of the Merger on the contemplated terms and schedule; the failure of our shareholders to approve the transaction; the impact of the announcement of, or failure to complete, the Merger on our relationships with suppliers, customers and employees; and potential or actual litigation.

Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to Yodlee at this time. Such statements are subject to change, and we do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in Yodlee’s reports filed with the SEC. Investors are advised to read Yodlee’s Annual Report on Form 10-K, as amended, and quarterly reports on Form 10-Q filed with the SEC, particularly the section entitled “Risk Factors,” for a more complete discussion of these and other risks and uncertainties.